October 25, 2018

Charles A. Mathis
Executive Vice President and Chief Financial Officer
Science Applications International Corporation
12010 Sunset Hills Road
Reston, VA 20190

       Re: Science Applications International Corporation
           Registration Statement on Form S-4
           Filed October 18, 2018
           File No. 333-227884

Dear Mr. Mathis:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    Charles W. Katz